Exhibit 99.4

IAMGOLD CORPORATION HOW TO PARTICIPATE IN THE MEETING ONLINE Attending the Meeting online We will be conducting a Virtual Meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time. Visit https://meetnow.global/MJRV6TK Participate May 11, 2023 at 11:00 AM EDT You will need the latest version of Chrome, To join, you must have your Control You will be able to log into the site Safari, Edge and Firefox. Please ensure your Number or Invite Code. up to 60 minutes prior to the start of browser is compatible. the meeting. Navigation Access When successfully accessed, you can view the webcast, Once the webpage above has loaded into your web browser, click JOIN MEETING NOW then select vote, ask questions, and view meeting documents. Shareholder on the login screen and enter your Control If viewing on a computer, the webcast will appear Number, or if you are an appointed proxyholder, select automatically once the meeting has started. Invitation and enter your Invite Code.    If you have trouble logging in, contact us using the telephone number provided at the bottom of the screen. Voting Resolutions will be put forward for voting in the Vote Important Notice for Non-Registered Holders: tab. To vote, simply select your voting direction from the Non-registered holders (holders who hold their securities options shown. through a broker, investment dealer, bank, trust Be sure to vote on all resolutions using the numbered link, company, custodian, nominee or other intermediary) if one appears, within the Vote tab. who have not duly appointed themselves as proxyholder will not be able to participate at the meeting. Non- Your vote has been cast when the check mark appears. registered holders that wish to attend and participate should follow the instructions on the voting information form and in the management information circular relating Q&A to the meeting to appoint and register yourself as Any authenticated holder or appointed proxy attending the proxyholder, otherwise you will be required to login as a guest. meeting online is eligible to partake in the discussion.    Access the Q&A tab, type your question into the box at the bottom of the screen and then press the Send button. If you are a guest: Select Guest on the login screen. As a guest, you will be prompted to enter your name and email address. Please note: Guests will not be able to ask questions or vote at the meeting. HTDQ